EXHIBIT 99.1

Lombard Medical Announces 2015 Second Quarter and Six-Month Financial Results Release and Conference Call Date

IRVINE, Calif., July 20, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it will release its 2015 second quarter and six-month financial results after the market closes on Monday, July 27, 2015. In conjunction with the release, the Company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Monday, July 27, 2015, to discuss the financial results and other business developments.

Interested parties may access the live call via telephone by dialing 1-877-407-4018 (domestic), 0800-756-3429 (UK toll free) or 1-201-689-8471 (international). To listen to the live call via Lombard Medical's website, go to www.lombardmedical.com, in the Events and Presentations section. A webcast replay of the call will be available following the conclusion of the call in the Events and Presentations section of the website.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Susan Heins (Media)
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000